DC
No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 18 2006
1086

06021788

January 12, 2006

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/12/2006

Re: General Electric Company
Incoming letter dated December 9, 2005

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2005 concerning the shareholder proposal submitted to GE by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

PROCESSED
JAN 23 2006
THOMSON
FINANCIAL

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
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www.gibsondunn.com

rmueller@gibsondunn.com

December 9, 2005

Direct Dial
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(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareowner Proposal of United Brotherhood of Carpenters Pension Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2006 Annual Shareowners Meeting (collectively, the "2006 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent").[1]

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing them of GE's intention to omit the Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2006 Proxy Materials with the Commission.

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[1] The Proponent submitted the Proposal on October 26, 2005, and subsequently revised the Proposal on November 4, 2005. GE's references to the Proposal include the November 4, 2005 revisions thereto.

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(10) because GE has substantially implemented the Proposal.

THE PROPOSAL

The Proposal is entitled "Director Election Majority Vote Standard Proposal." As revised by the Proponent, the Proposal states:

> "Resolved: that the shareholders of General Electric Company ('Company') hereby request that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

While not part of the Proposal, the supporting statement includes the following commentary:

- "This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board."
- "We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process."
- "Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support." and
- "Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change."

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as <u>Exhibit A</u>.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because GE Has Substantially Implemented the Proposal.

A. GE's Majority Voting Policy

GE's Board of Directors adopted a policy as an amendment to its Governance Principles in November 2005 (the "GE Majority Voting Policy") that states:

> "In any non-contested election of directors, any director nominee who receives a greater number of votes 'withheld' from his or her election than votes 'for' such election shall immediately tender his or her resignation, for decision by the Board of Directors at its next regularly scheduled Board meeting. Absent a compelling reason for the director to remain on the Board and public disclosure of that reason, the Board shall accept the resignation."

We believe that the GE Majority Voting Policy substantially implements the Proposal and, thus, the Proposal is excludable under Rule 14a-8(i)(10).[2] The GE Majority Voting Policy appears as paragraph 20 of GE's Governance Principles, a copy of which are attached to this letter as Exhibit B. Although the Proponent contends that changing the legal requirement for the election of directors in the Company's certificate of incorporation (an approach referred to hereinafter as a "Majority Voting Certificate Provision") is a "superior solution" compared to a policy such as the GE Majority Voting Policy, for the reasons discussed below we believe that the GE Majority Voting Policy and the Proponent's preferred approach "compare favorably" in terms of process and outcome and that the Proposal is therefore excludable under Rule 14a-8(i)(10).

B. The "Substantially Implements" Standard under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Release

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[2] Although phrased differently, the voting standard under the Proposal and under the GE Majority Voting Policy are the same: a majority of the votes cast. In the Proposal, this is phrased as "the affirmative vote of the majority of votes cast at an annual meeting of shareholders." In the GE Majority Voting Policy, this is phrased as affecting "any director nominee who receives a greater number of votes 'withheld' from his or her election than votes 'for' such election." Thus, the standards are two sides of the same coin.

No. 34-12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 20091, at § II.E.5. (Aug. 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position.[3] Consequently, as noted in the 1983 Release, in order to be excludable under Rule 14a-8(i)(10), a shareowner proposal need only be "substantially implemented," not "fully effected." Thus, by definition, the "substantially implements" standard means that a company need not implement a proposal in exactly the manner set forth in a proposal. Applying this standard, the Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991) (involving a proposal requesting the company to adopt a set of environmental guidelines which involve implementing operational and managerial programs as well as making provision for periodic assessment and review).

Precedent under Rule 14a-8(i)(10) confirms that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. For example, when it initially adopted the predecessor of Rule 14a-8(i)(10), the Commission specifically determined not to require that a proposal had to be implemented "by action of management," observing, "it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events."[4] Rule 14a-8(i)(10)'s focus on the end result, not on the process,

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[3] *See Amendments to Rules on Shareholder Proposals* (the "1998 Release"), Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

[4] *Adoption of Amendments Relating to Proposals by Security Holders*, Exchange Act Rel. No. 19771 (Nov. 22, 1976). Although the Commission, when it adopted existing Rule 14a-8(i)(10), revised the language of the rule to use plain English instead of a passive voice, it did

[Footnote continued on next page]

was recently highlighted in *Intel Corp.* (avail Feb. 14, 2005). In the *Intel* no-action letter, the company had received a proposal asking that it "establish a policy" of expensing all future stock options. The company argued that the proposal had been substantially implemented through FASB's approval of Statement 123(R), and the staff concurred that the new accounting rule had substantially implemented the proposal. *See also The Coca-Cola Company* (avail. Feb. 24, 1988) (proposal that the company not make new investments in South Africa was substantially implemented by enactment of a federal statute prohibiting new investment in South Africa); *Eastman Kodak Co.* (avail. Feb. 1, 1991) (proposal requesting that the company disclose certain environmental compliance information substantially implemented by company representation that it complies fully with Item 103 of Regulation S-K, which requires disclosure of substantially similar information).

Thus, under Rule 14a-8(i)(10), the Staff does not evaluate whether a company has implemented every aspect of a proposal or whether a proposal has been implemented in the manner preferred by the proponent, but instead the Staff evaluates whether the relevant policies, practices and procedures of the company "compare favorably" with what would be achieved under the proposal. For example, in *General Motors Corp.* (avail. Mar. 4, 1996), a proponent had submitted a proposal that a policy of secret balloting be implemented for all votes of the stockowners, "such policy to be amendable only by a majority vote of stockowners." General Motors demonstrated to the Staff that the company had a long-standing policy, stated in each year's proxy statement, providing for secret balloting and argued that this policy substantially implemented the "essential objective" of the proposal, even though the policy could be amended other than by a majority vote of stockowners. Notably, the company observed, "[T]he Staff has not required that a registrant implement the action requested exactly in all detail but has been willing to issue no-action letters under paragraph (c)(10) in situations where the essential objective of the proposal had been satisfied. (citations omitted) If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of paragraph (c)(10) – permitting exclusion of 'substantially implemented' proposals – could be evaded merely by including some element in the proposal that differs from the registrant's policies or practice." Based on these arguments, the Staff concurred that General Motors could exclude the proposal. *See also Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareowner vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareowner vote on most, but not all, forms of company stock plans).

[Footnote continued from previous page]

not at that time indicate that it intended to change this aspect of the Rule, 1998 release, *supra* note 2, at n.30, a point that was recently confirmed in the *Intel* letter cited in the text above.

C. Analyzing the GE Majority Voting Policy under Applicable State Law and Rule 14a-8(i)(10) Precedent Demonstrates that GE Has "Substantially Implemented" the Proposal

In order to determine whether the GE Majority Voting Policy substantially implements the Proposal, a two-step analysis is necessary. First, one must evaluate what would happen if the Proposal were implemented exactly as written. Second, one must determine whether the Company's particular policies, practices and procedures compare favorably with the outcome under the Proposal.

1. *The GE Majority Voting Policy Fulfills the Same Process and Result as the Proposal*

Both the Majority Voting Certificate Provision and the GE Majority Voting Policy implement a corporate governance change that gives shareowners a more meaningful role in determining who serves as a director of the Company by providing that a nominee should serve as a director only if the nominee receives "the affirmative vote of a majority of the votes cast at an annual meeting," in each case unless the Board takes the unusual step of affirmatively acting to override the shareowners' vote. Notwithstanding the Proponent's discussion in the supporting statement, we do not believe that the essential objective of the Proposal is to focus only on whether a director is "elected" by a plurality vote of shareowners or whether a director is "elected" by a majority vote, because the vote of the shareowners at the annual meeting alone does not determine who serves as a director of the Company. Specifically, as discussed in part I.C.3. below, due to the "hold-over provision" under New York law, if one were to focus solely on the vote of shareowners, then even if the Company implemented a Majority Voting Certificate Provision – the manner of implementation that the Proponent believes is superior – an incumbent director would continue to serve whether or not he or she was elected by an affirmative vote of a majority of votes cast at the meeting. Thus, to give significance to the effect of a vote of shareowners in the election of directors, it is important to look at the end result, which may include what happens after the shareowner vote.

On at least two prior occasions, the Staff has concurred that in evaluating whether a company can exclude under Rule 14a-8(i)(10) a proposal that addresses the election of directors, it is appropriate to look at the outcome of the governance process and not simply at the means used to reach that outcome.

In *Archon Corp.* (avail. Mar. 10, 2003), the company had received a shareowner proposal stating, "RESOLVED: that the stockholders of Archon Corporation ('Company') urge the Board of Directors take the necessary steps, in compliance with state law, to provide for a special election in conjunction with the upcoming annual meeting to fill the vacate [sic] special director position on the Board of Directors representing the Preferred Stock." After receiving that proposal, the Archon Board of Directors elected a new director to fill the vacant position on the Board. In responding to the company's no-action letter, the Staff concurred that the proposal could be excluded under Rule 14a-8(i)(10) as having been substantially implemented, and in stating this conclusion the Staff noted in particular "that the vacancy has been filled."

Similarly, in *Nash-Finch Co.* (avail. Mar. 15, 1978), the proposal requested that the company nominate no fewer than two persons who were not current or former employees of the company to be directors. The company responded that the Board had named two such individuals as directors, and on that basis the Staff advised that it would not recommend any enforcement action if the company excluded the proposal from its proxy materials.

In each of the foregoing two letters, the proposal related to the selection of directors but also addressed the process by which board positions were filled. In *Archon* the proposal addressed calling a special election; in *Nash-Finch* the proposal addressed nominating director candidates. However, in both cases the company took an alternative approach to fill the board positions, and in both cases the Staff concurred that the proposal had been substantially implemented.

2. *Operation of the GE Majority Voting Policy*

The GE Majority Voting Policy gives shareowners a meaningful role in the election of directors by requiring directors to receive a majority of affirmative votes in order to hold office. If a GE director fails to win a majority of affirmative votes for his or her election, the director is elected to the Board but shall immediately tender his or her resignation from the Board, and the Board will decide whether to accept the resignation at its next regularly scheduled Board Meeting. Absent the GE Board affirmatively concluding that a "compelling reason" exists for the director to remain on the Board and publicly disclosing that reason, the Board shall accept the resignation. Thus, the GE Majority Vote Policy gives effect to the vote of shareowners by putting in place a process that operates if a nominee fails to receive the affirmative vote of a majority of votes cast.

We believe that the GE Majority Voting Policy's particular policies, practices and procedures "compare favorably" under the Proposal, and as discussed below, is in certain situations superior to the Proponent's preferred procedure because a Majority Voting Certificate Provision does not address the "hold-over director" situation. Indeed, the Proposal's supporting statement states that the Proposal is not intended to limit the judgment of the Board in crafting the requested governance change, and suggests that in crafting such change, the Board could address the status of incumbent director nominees who fail to receive a majority vote. The GE Majority Voting Policy does just that: by addressing the consequences of a shareowner vote in the event a director fails to receive a majority of votes in favor of the director's election, it substantially implements the Proposal as contemplated by the Proposal itself.

To illustrate our conclusion, we will explain the "hold-over director" issue that arises under a Majority Voting Certificate Provision and then compare the outcomes under the GE Majority Voting Policy and under a Majority Voting Certificate Provision with respect to each of the possible scenarios facing a director nominee in an election of directors.

3. *The Hold-Over Issue When Majority Voting Is Implemented Through an Amendment to the Certificate of Incorporation*

Under New York law and under GE's By-Laws, directors who serve on the board ("incumbent directors") hold office until the next annual meeting of shareowners and thereafter until their successors are duly elected and qualified. *See* New York Business Corporation Law § 703(b) ("[e]ach director shall hold office until the expiration of the term for which he is elected, and until his successor has been elected and qualified."). As a result, if a company has a Majority Voting Certificate Provision and an incumbent director who is nominated for re-election does not receive the affirmative vote of a majority of the votes cast, the incumbent director nonetheless continues to serve as a director under New York law. In that situation, the director is generally referred to as a "hold-over" director. A hold-over director continues to operate with the same fiduciary duties, voting rights and powers as an elected director until his or her successor is duly elected and qualified. In such situation, the Board can either (1) call a special election of directors, where the Board presumably will name a different nominee for the seat held by the hold-over director, or (2) do nothing, in which case the hold-over director shall remain a director until the next annual election of directors. Thus, it is important to note that if a company has implemented a Majority Voting Certificate Provision, which is the manner preferred by the Proponent, that action does not address the fact that an incumbent director will continue to serve even if not re-elected by the vote of shareowners.

Likewise, if a company has amended its certificate of incorporation to establish a Majority Voting Certificate Provision and an individual who was nominated to fill a vacancy on the Board does not receive an affirmative vote of a majority of the votes cast by shareowners, the nominee may nonetheless be elected to the Board by the other directors. This is because the Proposal addresses only the standard by which shareowners may elect directors, and does not seek to change the role of the board of directors in electing persons to serve as directors in the event of a vacancy. If there is a vacancy on the board, regardless of whether it is because the shareowners have not elected a director to fill a position or for other any reasons, the Board may elect a person to fill the vacancy. *See* New York Business Corporation Law § 705(a) ("Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason ... may be filled by vote of the board.").[5] In this situation, New York law provides that the director selected by the Board is an "elected director." *See* New York Business Corporation Law § 705(c) ("A director elected to fill a vacancy, unless elected by the shareholders, shall hold office until the next meeting of shareholders at which the election of

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[5] New York law has a limited exception to this provision applicable only when a director is removed from the board without cause. Removal without cause can be effected only by a vote of the shareowners, and unless the company's certificate of incorporation or by-laws provide otherwise, the resulting vacancy in that circumstance may be filled only by the shareowners.

directors is in the regular order of business, and until his successor has been elected and qualified."). As with a hold-over director, a director elected by the Board to fill a vacancy has the same fiduciary duties, voting rights and powers as a director elected by the shareowners until his or her successor is duly elected and qualified.

4. *The GE Majority Voting Policy Compares Favorably With the Proposal*

Because a Majority Voting Certificate Provision does not address the consequence of an incumbent director who fails to receive an affirmative vote of a majority of the votes cast, whereas the GE Majority Voting Policy does, the GE Majority Voting Policy "compares favorably" with the Proponent's Majority Voting Certificate Provision under the Proposal. A comparison of the two approaches in a variety of election situations is discussed below.

- *Incumbent Nominees who Fail to Receive a Majority of Votes Cast*

In most situations, nominees for election as directors that are proposed by a company's nominating committee are already incumbent directors.[6] If a company implements a Majority Voting Certificate Provision, as proposed by the Proponent, and an incumbent director does not receive the affirmative vote of a majority of the votes cast, the incumbent director nominee would continue to serve as a director until the next election of directors (either at the next annual meeting or at a special meeting of shareowners) due to the hold-over provision under New York law, as discussed in part I.C.3. above.

In this situation, the vote of the shareowners alone does not determine who actually serves as a director of GE. Under New York Business Corporation Law and GE's By-Laws, the hold-over director continues to serve unless the Board acts affirmatively to call a special meeting of shareowners.

In contrast, under the GE Majority Voting Policy, if an incumbent director nominee does not receive a majority vote of the shares cast, he or she must immediately tender his or her resignation for consideration by the GE Board, which would accept the resignation absent a "compelling reason" for the director to remain on the Board and public disclosure of that reason. If the Board accepted the resignation, then the director would no longer serve on the Board. If the Board rejected the resignation, the result would be the same as one of the outcomes possible under the Proposal: the director would continue to serve until the next election of directors.

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[6] This is because they were previously elected by shareowners or by the board to fill a vacancy.

In this situation, the result obtained under GE's Majority Voting Policy can be more effective than the Proponent's procedure in giving shareowners a meaningful role in determining who serves as a director of the Company because the GE Majority Voting Policy forces the GE board to respond to the vote of the shareowners. Moreover, the GE Board of Directors has created a very high threshold for its decision not to accept a director's tender of resignation: there has to be a "compelling reason" for such director to remain on the Board and the Board must disclose that reason. In contrast, under the Proposal's hold-over situation, if there is a Majority Voting Certificate Provision, the Board need not act, and if the Board does not act, the incumbent director who failed to satisfy the majority voting legal requirement would continue to serve as a director until the next election of directors. Indeed, in no case where an incumbent director receives less than the affirmative vote of a majority of the votes cast, would the GE Majority Voting Policy be any less effective in implementing the essential objective of the Proposal than the Majority Voting Certificate Provision.

- *Non-Incumbent Nominees Who Fail to Win a Majority of Votes Cast*

In the far less common situation of a director nominee who is not an incumbent director, the result under the GE Majority Voting Policy will be substantially the same as the result under a Majority Voting Certificate Provision. Under the Proponent's procedure, a non-incumbent nominee would not be elected as a director if he or she failed to receive an affirmative vote of a majority of the votes cast. If this results in a vacancy on the Board, a majority of GE's remaining directors would meet to determine what action to take and could even decide to fill the vacancy by appointing the very nominee to serve as a director until the next election of directors.

To the same effect, under the GE Majority Voting Policy, the new nominee would become a director but would be required to immediately tender his or her resignation, which the Board would accept absent a compelling reason for the director to remain on the Board and public disclosure of that reason. If the Board accepted the resignation, then the director would no longer serve on the Board. If the Board rejected the resignation due to its affirmative determination that there is a compelling reason to do so, the nominee would continue to serve on the Board of Directors, just as he or she could do if, as permitted under the Proposal, the Board had made an affirmative determination at its next regularly scheduled Board meeting that it was necessary for the very nominee to serve as a director and had elected the very nominee to fill the vacancy. Thus, under both the Proponent's procedure and the GE Majority Voting Policy, when a non-incumbent nominee fails to receive a majority of the votes cast by shareowners, the nominee will not serve as a director beyond the next board meeting absent an affirmative determination by the Board.[7] Consequently, the GE Majority Voting Policy's "particular policies, practices and procedures compare favorable with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991).

- *Director Nominees Who Receive a Majority of Votes Cast*

Of course, under both the GE Majority Voting Policy and the Proponent's approach, if a director nominee, incumbent or non-incumbent, receives the affirmative vote of a majority of the votes cast, then the nominee will serve as a director without further issue.

The fact that the GE Majority Voting Policy contains a "compelling reason" exception does not undermine the applicability of Rule 14a-8(i)(10). The Staff has previously concurred that a proposal may be substantially implemented for purposes of Rule 14a-8(i)(10) even if the company's policies and procedures contain some exceptions. *See, e.g., Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareowner vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy that excepted certain awards from the policy).

GE has informed us that this standard is intended to provide only a very narrow exception to the general policy for circumstances when the Board determines in the exercise of its fiduciary duty that there is a compelling reason not to accept a director's resignation, such as if the resignation would cause the Company to cease to satisfy NYSE requirements that at least one director on the audit committee have "accounting or related financial management expertise." Moreover, the supporting statement to the Proposal states that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change." As discussed in the 1983 Release, it was exactly to accommodate this type of variance that the Commission changed the standard under the predecessor of Rule 14a-8(i)(10) to "substantially implements" instead of a pure mootness test.

Likewise, the fact that the process under the GE Majority Voting Policy follows a different timetable than might occur if the Proposal were implemented through the means preferred by the Proponent does not affect the availability of Rule 14a-8(i)(10). GE's Board of Directors holds eight regularly scheduled meetings per year, or approximately every six to eight weeks. Thus, under the GE Majority Voting Policy, the status of a nominee will be determined within approximately 60 days after the Company's annual meeting. (It should of course be noted that under the Proponent's procedure, there is no deadline by which the Board must act or not act. As a matter of New York Business Corporation Law, absent any action by the Board, the

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[7] Under either process, the Board could determine to name a different individual to serve as director or could determine to reduce the size of the Board to eliminate the vacancy.

incumbent director who has not received a majority of affirmative votes for his or her election shall "hold-over" as a director until the next election of directors.) The Staff has on many occasions concurred that a proposal was substantially implemented although the timing of implementation might differ from what the proponent might have preferred. For example, in *General Motors Corp.* (avail. Mar. 14, 2005) the Staff concurred, despite the proponent's objections, that the company substantially implemented a shareowner proposal requesting that the company's board "adopt a policy that any future poison pill be redeemed or put to shareholder vote within 4-months after it is adopted." Specifically, the company's board adopted a policy that any such pill would be submitted for shareowner approval (but not necessarily repealed if not ratified) within twelve months of adoption. Similarly, in *Southwest Airlines Co.* (avail. Feb. 10, 2005), the Staff concurred, over the proponent's objections, that a company substantially implemented a shareowner proposal requesting that the company take steps to declassify the board "in the most expeditious manner possible" when the company's board of directors amended the bylaws to phase-in annual director elections over two years. *See also General Motors* (avail. Mar. 4, 1996) (concurring that the company substantially implemented a shareowner proposal requesting adoption of a policy of secret balloting for all votes of shareowners that could be amended only by majority shareowner vote where the company had such a policy, even though it could be amended in various manners).

2. *The Process and Result under the GE Majority Voting Proposal Operate in the Same Manner Notwithstanding That GE Has Implemented the Proposal by Adopting a Corporate Policy.*

The Proposal asks that GE "initiate the appropriate process to amend the Company's certificate of incorporation" to provide that directors must receive an affirmative vote of a majority of the votes cast. We believe that the fact that the GE Majority Voting Policy was adopted as a policy and included in GE's Governance Principles does not alter the conclusion that GE has substantially implemented the Proposal. The procedure set forth in the GE Majority Voting Policy (requiring directors to tender their resignation for consideration by GE's Board if they do not receive a majority of the votes cast at an annual meeting of shareowners) operates in substantially the same manner regardless of whether it is set forth in a policy or in GE's Certificate of Incorporation. While the Proposal refers to GE's "certificate of incorporation," the supporting statement refers to the Proposal more generally as requesting the Board to initiate "a change in the Company's director election vote standard" and acknowledges that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change."[8]

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[8] Indeed, under the Rule 14a-8(i)(10) precedent cited earlier, GE could substantially implement the Proposal in a manner other than that preferred by the Proponent even if the supporting statement had not had this language. *See, e.g., Intel Corp.* (avail Feb. 14, 2005) (option expensing effected through an accounting rule change); *Archon Corp.* (avail. Mar. 10, 2003) (concurring that a proposal requesting a special election to fill a board vacancy had

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We are aware that in some instances the Staff has not concurred that a company could exclude a proposal that requested that a governance change be effected through a certificate of incorporation or bylaw when the company sought to effect the governance change through another mechanism. *See, e.g., PG&E Corp.* (avail. Feb. 28, 2002). We believe that these letters have failed to take into account the development that various Commission rules now recognize that significant corporate governance principles may be implemented by means other than a company's certificate of incorporation or bylaws. For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

Moreover, as stated in the *General Motors* letter discussed in part I.B. above, if the "substantially implemented" standard under Rule 14a-8(i)(10) were applied too stringently, such that the only thing a proponent had to do to avoid having a proposal excluded were to request that it be implemented in a specific way, the "substantially implements" standard would be eviscerated. Therefore, at least when addressing the context referred to in the supporting statement as "the judgment of the Board in crafting [a] requested governance change," we believe that the location of the governance change should not be dispositive of whether a proposal has been substantially implement. As stated by the Staff in the *Texaco* letter discussed above, a determination on whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied. Based on the analysis and precedent set forth above, we believe that this manner of addressing majority voting in the election of directors substantially implements the Proposal.

We also believe that there are strong policy considerations that support deference to the manner in which GE has determined to implement the Proposal. In particular, under New York law, implementing the Proposal in the manner preferred by the Proponent would require GE's Board to approve an amendment to its Certificate of Incorporation and then to submit that amendment to a vote of shareowners. However, there are numerous issues surrounding implementation of a majority voting provision through the certificate of incorporation that are currently being actively studied by legal experts and shareowner advocates alike. For example, The Committee on Corporate Laws (the "Committee") of the Section of Business Law of the American Bar Association has formed a working group to study the issue. Earlier this year that group issued a paper entitled "Committee On Corporate Laws Discussion Paper On Voting By Shareholders For The Election Of Directors" (June 22, 2005), under which it solicited and

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[Footnote continued from previous page]

been substantially implemented when the board had exercised its authority to fill the board vacancy).

received a wide variety of thoughtful commentary on majority voting standards. The Committee recently announced that it is continuing to study the issue, and that it is hopeful that it can issue recommendations and an explanatory report no later than February 2006.[9] Likewise, we understand that the Proponent and a committee of representatives from corporations and institutional shareowners have been studying the majority vote issue for the past year, and have yet to issue a final report. By implementing the GE Majority Voting Policy through GE's Governance Principles, the GE Board was able to take action to address this significant corporate governance issue in a timely manner, and yet preserve flexibility as the issue continues to be studied.

Thus, the GE Board determined to address stockholder concerns about the standard for electing directors through the GE Majority Voting Policy. Based on the analysis and precedent set forth above, we believe that this manner of addressing majority voting in the election of directors substantially implements the Proposal.

CONCLUSION

With the GE Majority Voting Policy, GE has favorably acted upon each element of the Proposal – it has adopted a policy requiring nominees who receive more withhold votes than for votes to tender their resignation for consideration by the Board. This policy gives shareowners a meaningful role in the director election process. The manner chosen by GE's Board of Directors to implement the Proposal merely addresses more comprehensively the consequences under each possible scenario when a nominee does not receive a majority of the votes cast. In those circumstances, under both the procedure preferred by the Proponent and under GE's Majority Voting Policy, the nominee will not serve as a director unless the remaining directors act to provide otherwise. Thus, the GE Majority Voting Policy renders the Proposal moot.

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if GE excludes the Proposal from its 2006 Proxy Materials pursuant to Rule 14a-8(i)(10).

Consistent with the provisions of Rule 14a-8(j), we are concurrently providing copies of this correspondence to the Proponent. We recognize that the Staff has not interpreted Rule 14a-8 to require proponents to provide GE and its counsel a copy of any correspondence that the proponent submits to the Staff. Therefore, in the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from the Proponent or other persons, unless that correspondence has specifically confirmed to the Staff that GE or its undersigned counsel have timely been provided with a copy of the

---

[9] "Corporate Laws Committee Nears Completion of Recommendations On Director Voting," press release (Dec. 5, 2005).

correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this no-action request, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

ROM/eai
Enclosures

cc: Michael R. McAlevey, General Electric Company
Thomas J. Kim, General Electric Company
Edward J. Durkin, United Brotherhood of Carpenters Pension Fund

70334253_7.DOC

Exhibit A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

RECEIVED
NOV 07 2005
B. W. HEINEMAN, JR

[SENT VIA MAIL AND FACSIMILE 203-373-2884]

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

November 4, 2005

Dear Mr. Heineman:

Please find enclosed a revised version of the shareholder proposal ("Proposal") that I submitted on October 26, 2005 on behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"). This revision, submitted in advance of the submission deadline, is meant to replace the earlier submitted proposal and is intended for inclusion in the General Electric Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders.

The revisions are as indicated below:

"Resolved: That the shareholders of General Electric Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's ~~governance documents (certificate of incorporation or bylaws)~~ **certificate of incorporation** to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

If you have any questions or wish to discuss the revised Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of General Electric Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in New York. Among other issues, New York corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. New York law provides that unless a company's certificate of incorporation provides otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. (New York State Consolidated Laws, Chapter 4, Article 6, Section 614(a) Vote of shareholders.)

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

RECEIVED
OCT 28 2005
B. W. HEINEMAN, JR

[SENT VIA MAIL AND FACSIMILE 203-373-2884]

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

October 26, 2005

Dear Mr. Heineman:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the vote standard in director elections. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 171,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of General Electric Company ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in New York. Among other issues, New York corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. New York law provides that unless a company's certificate of incorporation provides otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director. (New York State Consolidated Laws, Chapter 4, Article 6, Section 614(a) Vote of shareholders.)

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh and McClennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

** TX STATUS REPORT ** AS OF OCT 26 2005 14:48 PAGE.01

ORG RESOURCES DEPT

	DATE	TIME	TO/FROM	MODE	MIN/SEC	PGS	JOB#	STATUS
21	10/26	14:47	203 373 2884	EC--S	00'26"	004	121	OK

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Wednesday, October 26, 2005

■TO
Benjamin W. Heineman, Jr.
Secretary
General Electric Company

■SUBJECT
Carpenters Shareholder Proposal

■FAX NUMBER
203-373-2884

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
4

FAX TRANSMISSION ■

RETU TEN DAYS TO
DOUGLAS J. McCARRON
GENERAL PRESIDENT
UNITED BROTHERHOOD OF CARPENTERS
AND JOINERS OF AMERICA
101 CONSTITUTION AVENUE, N.W.
WASHINGTON, D.C. 20001

WASHINGTON
DC 20001
$0.600 $0.600 $0.600
$0.600 METER
OCT 26 05 3824113

FIRST CLASS

PLEASE DO NOT FOLD

Benjamin W. Heineman, Jr.
Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

Exhibit B

Governance Principles

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Governance Principles

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an on going and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management.
GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the Company for its shareowners. The board of directors is elected by the shareowners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board
The board of directors has eight scheduled meetings a year at which it reviews and discusses reports by management on the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

b. providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

c. reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions;

d. assessing major risks facing the Company — and reviewing options for their mitigation; and

e. ensuring processes are in place for maintaining the integrity of the Company — the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and

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suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications
Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the Company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time. Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Current positions in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 for special circumstances.

4. Independence of Directors
A majority of the directors will be independent directors, as independence is determined by the board, based on the guidelines set forth below.

All future non-employee directors will be independent. GE seeks to have a minimum of ten independent directors at all times, and it is the board's goal that at least two-thirds of the directors will be independent. Directors who do not satisfy GE's independence guidelines also make valuable contributions to the board and to the Company by reason of their experience and wisdom.

For a director to be considered independent, the board must determine that the director does not have any direct or indirect material relationship with GE. The board has established guidelines to assist it in determining director independence, which conform to or are more exacting than the independence requirements in the New York Stock Exchange listing requirements (NYSE rules). In addition to applying these guidelines, the board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation.

The board will make and publicly disclose its independence determination for each director when the director is first elected to the board and annually thereafter for all nominees for election as directors. If the board determines that a director who satisfies the NYSE rules is independent even though he or she does not satisfy all of GE's independence guidelines, this determination will be disclosed and explained in the next proxy statement.

In accordance with the revised NYSE rules, independence determinations under the guidelines in section (a) below will be based upon a director's relationships with GE during the 36 months preceding the determination. Similarly, independence determinations under the guidelines in section (b) below will be based upon the extent of commercial relationships during the three completed fiscal years preceding the determination.

a. A director will not be independent if:
   i. the director is employed by GE, or an immediate family member is an executive officer of GE;
   ii. the director receives any direct compensation from GE, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
   iii. an immediate family member who is a GE executive officer receives more than $100,000 per year in direct compensation from GE;
   iv. the director is affiliated with or employed by GE's independent auditor, or an immediate family member is affiliated with or employed in a professional capacity by GE's independent auditor; or
   v. a GE executive officer is on the compensation committee of the board of directors of a company which employs the GE director or an immediate family member as an executive officer.

b. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with GE and the sales by that company to GE or purchases by that company from GE, in any single fiscal year during the evaluation period, are more than the greater of one percent of the annual revenues of that company or $1 million.

c. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or an immediate family member is an executive officer, of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other at the end of the last completed fiscal year is more than one percent of the other company's total consolidated assets.

d. A director will not be independent if, at the time of the independence determination, the director serves as an officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are more than one percent of that organization's total annual charitable receipts during its last completed fiscal year. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.)

5. Size of Board and Selection Process
The directors are elected each year by the shareowners at the

annual meeting of shareowners. Shareowners may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 13 to 17 directors.

6. Board Committees

The board has established the following committees to assist the board in discharging its responsibilities: (i) audit; (ii) management development and compensation; (iii) nominating and corporate governance; and (iv) public responsibilities. The current charters and key practices of these committees are published on the GE website, and will be mailed to shareowners on written request. The committee chairs report the highlights of their meetings to the full board following each meeting of the respective committees. The committees occasionally hold meetings in conjunction with the full board. For example, it is the practice of the audit committee to meet in conjunction with the full board in February so that all directors may participate in the review of the annual financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations for the prior year and financial plans for the current year.

7. Independence of Committee Members

In addition to the requirement that a majority of the board satisfy the independence standards discussed in section 4 above, members of the audit committee must also satisfy an additional NYSE independence requirement. Specifically, they may not accept directly or indirectly any consulting, advisory or other compensatory fee from GE or any of its subsidiaries other than their directors' compensation. As a matter of policy, the board will also apply a separate and heightened independence standard to members of both the management development and compensation committee and the nominating and corporate governance committee. No member of either committee may be a partner, member or principal of a law firm, accounting firm or investment banking firm that accepts consulting or advisory fees from GE or any of its subsidiaries.

8. Meetings of Non-Employee Directors

The board will have at least three regularly scheduled meetings a year for the non-employee directors without management present. The directors have determined that the chairman of the management development and compensation committee will preside at such meetings, and will serve as the presiding director in performing such other functions as the board may direct, including advising on the selection of committee chairs and advising management on the agenda for board meetings. The non-employee directors may meet without management present at such other times as determined by the presiding director.

9. Self-Evaluation

As described more fully in the key practices of the nominating and corporate governance committee, the board and each of the committees will perform an annual self-evaluation. Each November, each director will provide to an independent governance expert his or her assessment of the effectiveness of the board and its committees, as well as director performance and board dynamics. The individual assessments will be organized and summarized by this independent governance expert for discussion with the board and the committees in December.

10. Setting Board Agenda
The board shall be responsible for its agenda. At the December board meeting, the CEO and the presiding director will propose for the board's approval key issues of strategy, risk and integrity to be scheduled and discussed during the course of the next calendar year. Before that meeting, the board will be invited to offer its suggestions. As a result of this process, a schedule of major discussion items for the following year will be established. Prior to each board meeting, the CEO will discuss the other specific agenda items for the meeting with the presiding director, who shall have authority to approve the agenda for the meeting. The CEO and the presiding director, or committee chair as appropriate, shall determine the nature and extent of information that shall be provided regularly to the directors before each scheduled board or committee meeting. Directors are urged to make suggestions for agenda items, or additional pre-meeting materials, to the CEO, the presiding director, or appropriate committee chair at any time.

11. Ethics and Conflicts of Interest
The board expects GE directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising GE's code of conduct set forth in the Company's integrity manual, "The Spirit & The Letter". GE will not make any personal loans or extensions of credit to directors or executive officers, other than consumer loans or credit card services on terms offered to the general public. No non-employee director may provide personal services for compensation to GE, other than in connection with serving as a GE director. The board will not permit any waiver of any ethics policy for any director or executive officer. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the CEO and the presiding director. If a significant conflict exists and cannot be resolved, the director should resign. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests. The board shall resolve any conflict of interest question involving the CEO, a vice chairman or a senior vice president, and the CEO shall resolve any conflict of interest issue involving any other officer of the Company.

12. Reporting of Concerns to Non-Employee Directors or the Audit Committee
The audit committee and the non-employee directors have established the following procedures to enable anyone who has a concern about GE's conduct, or any employee who has a complaint about the Company's accounting, internal accounting controls or auditing matters, to communicate that concern directly to the presiding director, to the non-employee directors or to the audit committee. Such communications may be confidential or anonymous, and may be e-mailed, submitted in writing or reported by phone to special addresses and a toll-free phone number that are published on the Company's website. All such communications shall be promptly reviewed by GE's ombudsman, and any concerns relating to accounting, internal controls, auditing or officer conduct shall be sent immediately to the presiding director and to the chair of the audit committee. All concerns will be reviewed and addressed by GE's ombudsman in the same way that other concerns are addressed by the Company. The status of all outstanding concerns addressed to the non-employee directors, the presiding director or the audit committee will be reported to the presiding director and the chair of the audit committee on a quarterly basis. The presiding director or the audit committee chair may direct that certain matters be presented to the audit

committee or the full board and may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to them. The Company's integrity manual prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

13. Compensation of the Board

The nominating and corporate governance committee shall have the responsibility for recommending to the board compensation and benefits for non-employee directors. In discharging this duty, the committee shall be guided by three goals: compensation should fairly pay directors for work required in a company of GE's size and scope; compensation should align directors' interests with the long-term interests of shareowners; and the structure of the compensation should be simple, transparent and easy for shareowners to understand. As discussed more fully in the key practices of the nominating and corporate governance committee, the committee believes these goals will be served by providing 40% of non-employee director compensation in cash and 60% in deferred stock units. At the end of each year, the nominating and corporate governance committee shall review non-employee director compensation and benefits.

14. Succession Plan

The board shall approve and maintain a succession plan for the CEO and senior executives, based upon recommendations from the management development and compensation committee.

15. Annual Compensation Review of Senior Management

The management development and compensation committee shall annually approve the goals and objectives for compensating the CEO. That committee shall evaluate the CEO's performance in light of these goals before setting the CEO's salary, bonus and other incentive and equity compensation. The committee shall also annually approve the compensation structure for the Company's officers, and shall evaluate the performance of the Company's senior executive officers before approving their salary, bonus and other incentive and equity compensation.

16. Access to Senior Management

Non-employee directors are encouraged to contact senior managers of the Company without senior corporate management present. To facilitate such contact, non-employee directors are expected to make two regularly scheduled visits to GE businesses a year without corporate management being present.

17. Access to Independent Advisors

The board and its committees shall have the right at any time to retain independent outside auditors and financial, legal or other advisors, and the Company shall provide appropriate funding, as determined by the board or any committee, to compensate such independent outside auditors or advisors, as well as to cover the ordinary administrative expenses incurred by the board and its committees in carrying out their duties.

18. Director Education

The general counsel and the chief financial officer shall be responsible for providing an orientation for new directors. Each new director shall, within three months of election to the board, spend a day at corporate headquarters for personal briefing by senior management on the Company's strategic plans, its financial statements, and its key policies and practices. In addition, directors shall be provided with continuing education on subjects that would assist them in discharging their duties, including regular programs on GE's financial planning and analysis, compliance and corporate governance developments; business-specific learning opportunities through site visits and Board meetings; and briefing sessions on topics that present special risks and opportunities to the Company.

19. Policy on Poison Pills

The term "poison pill" refers to the type of shareowner rights plan that some companies adopt to make a hostile takeover of the Company more difficult. GE does not have a poison pill and has no intention of adopting a poison pill because a hostile takeover of a company of our size is impractical and unrealistic. However, if GE were ever to adopt a poison pill, the board would seek prior shareowner approval unless, due to timing constraints or other reasons, a committee consisting solely of independent directors determines that it would be in the best interests of shareowners to adopt a poison pill before obtaining shareowner approval. If the GE board of directors were ever to adopt a poison pill without prior shareowner approval, the board would either submit the poison pill to shareowners for ratification, or would cause the poison pill to expire, without being renewed or replaced, within one year.

20. Majority Voting Requirement

In any non-contested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" such election shall immediately tender his or her resignation, for decision by the Board of Directors at its next regularly scheduled Board meeting. Absent a compelling reason for the director to remain on the Board and public disclosure of that reason, the Board shall accept the resignation.

21. Stock Ownership Requirement

All non-employee directors are required to hold at least $500,000 worth of GE stock and/or deferred stock units while serving as a director of GE. Directors will have five years to attain this ownership threshold.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 9, 2005

The proposal requests that the board initiate the appropriate process to amend GE's certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel